July 17, 2013

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Numbers 333-147999 and 811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 33 to the Trust’s Registration Statement (the “Amendment”).  The Amendment is filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add two new series, the "Dunham International Opportunity Bond Fund” and “Dunham Floating Rate Bond Fund”, to the Trust.

If you have any questions, please contact Tanya L. Goins at (202) 973-2722.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP